                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                    FORM 11-K


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                                  EXCHANGE ACT
                                     OF 1934


                  For the fiscal year ended: December 31, 2003

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                                  EXCHANGE ACT
                                     OF 1934

             For the transition period from __________ to __________

                         Commission File Number: 1-10147

              THE REYNOLDS AND REYNOLDS COMPANY 401(K) SAVINGS PLAN

                            (Full Title of the Plan)

                        THE REYNOLDS AND REYNOLDS COMPANY

                      ONE REYNOLDS WAY, DAYTON, OHIO 45430

           (Name of Issuer and Address of Principal Executive Offices)

THE REYNOLDS AND
REYNOLDS COMPANY
401(k) SAVINGS PLAN

Financial Statements as of December 31, 2003
and 2002 and for the Year Ended December 31, 2003 and Supplemental Schedule as of December 31,
2003 and Independent Auditors' Report

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                             PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                        1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED
   DECEMBER 31, 2003:

   Statements of Net Assets Available for Benefits                                             2

   Statement of Changes in Net Assets Available for Benefits                                   3

   Notes to Financial Statements                                                              4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003--                                                8

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year)           9

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Reynolds and Reynolds Company
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Reynolds and Reynolds Company 401(k) Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Dayton, Ohio
June 18, 2004

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------

                                           2003              2002
ASSETS

Investments                            $307,790,246      $254,716,733



LIABILITIES

Accrued expenses                             41,218           161,525
                                       ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS      $307,749,028      $254,555,208
                                       ============      ============


See notes to financial statements.

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

ADDITIONS:
  Participant contributions                          $ 18,103,263
  Employer contributions                                5,808,627
  Participant rollover contributions                      694,649
  Interest and dividends                                2,434,984
  Net appreciation in fair value of investments        44,750,836
                                                     ------------

           Total additions                             71,792,359
                                                     ------------

DEDUCTIONS:
  Distributions to participants                        17,975,672
  Administrative expenses                                 712,010
                                                     ------------

           Total deductions                            18,687,682
                                                     ------------

NET INCREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS                                         53,104,677

TRANSFER                                                   89,143

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                   254,555,208
                                                     ------------

  End of year                                        $307,749,028
                                                     ============


See notes to financial statements.

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of The Reynolds and Reynolds Company 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      GENERAL--The Plan is a defined contribution savings plan and is subject to provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All salaried, non-union hourly and certain groups of union employees of The Reynolds and Reynolds Company (the "Company") are eligible to participate upon the first day of employment. The Plan is administered by a Committee (the "Committee") appointed by the Company.

      CONTRIBUTIONS--Eligible employees may elect to become participants by contributing from 1% to 50% of their earnings through tax-deferred payroll deductions. The Company contributes an amount equal to 50% of the first 6% of a participant's compensation to the Plan. In prior years, the Company also made an additional employer discretionary contribution ("ERD") to eligible employees, which was a flat dollar amount that was the same for each participant. These contributions were made at the Company's discretion and were based on the Company's return on equity. The Company discontinued providing the ERD in 2003.

      PARTICIPANT ACCOUNTS--Participants may invest their account balances in any of the thirteen mutual funds, investment contract portfolio, or the participant directed brokerage account offered by the Plan. Each participant's account is credited with the participant's contribution and their proportionate share of the Company's contributions and the Plan's earnings. Allocations are based on daily valuation accounting, as provided in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING AND DISTRIBUTIONS--Participants' accounts, except for balances related to ERD, are fully vested at all times. Vesting in the ERD amounts is 0% until three years from the participant's hire date, at which time they become 100% vested. A participant who has reached the age of 59-1/2 may elect to withdraw all or a portion of their account.

      Participants may also apply for hardship withdrawals from their vested tax-deferred contribution accounts, subject to approval by the Plan's Committee.

      Distributions and withdrawals under this Plan are subject to federal income tax withholding as prescribed by Section 3405 of the Internal Revenue Code and the regulation thereunder or any other withholding required by law.

      LOANS--Participants may borrow from their account on the terms specified by the Committee. The maximum loan amount is defined in the Plan agreement and, in any case, cannot exceed the amount credited to the participant's account. A loan to a participant is funded by a reduction of the participant's 401(k) account prorated based on the current balance of each respective fund.

      The interest rate on loans is determined at origination using the prime rate of interest plus 1%. Interest on the loan is paid back directly into the participant's account. Loan repayments are made through payroll deductions but can be repaid in full at any time.

      FORFEITURE ACCOUNT--Funds that are forfeited by participants are transferred to a forfeiture holding account and invested in the JP Morgan Stable Value Fund. The forfeiture holding account is used to offset employer contributions or Plan expenses. The account is also used to rebuild a rehired participant's account if the ERISA break-in-service rules determine the participant is entitled to any previously forfeited funds.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      INVESTMENT VALUATION AND INCOME RECOGNITION-- The investment contracts are carried at contract value (See Note 3).

      The remainder of the Plan's investments consists of mutual fund shares, a common collective trust, a participant directed brokerage account and loans to participants. These investments (excluding loans to participants) are stated at fair value, determined by quoted prices in an active market, of the underlying assets of the funds. Loans to participants are recorded at the outstanding principal balance of the loans. Security transactions are recorded on trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses are computed using the specific-identification method.

      The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

      PAYMENT OF BENEFITS--Benefits are recorded when paid.

      ADMINISTRATIVE EXPENSES--All administrative expenses are paid by the Plan.

      RECLASSIFICATIONS - Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation.

3.    INVESTMENT CONTRACTS

      JP MORGAN STABLE VALUE FUND--The Plan has entered into various contracts issued by a variety of insurance companies and financial institutions. JP Morgan was the investment manager for this Fund as of December 31, 2003. Such investment contracts are fully benefit responsive and are carried at contract value which approximates fair value. Contract value represents contributions made by participants and the Company, plus interest at the contract rate, less withdrawals or transfers by participants. The investment contracts are classified as either guaranteed investment contracts ("GIC") or synthetic investment contracts ("SIC"). A SIC differs from a GIC in that the Plan owns the assets underlying the investments of a SIC. The bank or insurance company issues a contract, referred to as a "wrapper", that guarantees the value of the underlying investment for the duration of the SIC. The wrapper contracts are valued as the difference between the contract value of the SIC and the fair value of the underlying asset. The JP Morgan Stable Value Fund is valued based on the contract value of the contracts held in aggregate by the fund, which is as follows:

                                            DECEMBER 31,
                                       2003              2002
                                       ----              ----

      Contract value of assets      $83,884,604       $80,964,073

      Fair value of assets          $85,628,376       $83,154,428

      Average interest yield               6.05%             6.43%


4.    INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated July 14, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of common stock of The Reynolds and Reynolds Company, the Plan Sponsor, and shares of mutual funds managed by American Century (who is partially owned by JP Morgan, the recordkeeper of the Plan). These transactions qualify as party-in-interest transactions.

6.    INVESTMENTS

      The Plan's investments that represented five percent or more of the Plan's net assets available for benefits are as follows:

                                                                      DECEMBER 31, 2003                DECEMBER 31, 2002
                                                               ------------------------------    ----------------------------

                                                                 NUMBER                            NUMBER
                                                                   OF         FAIR/CONTRACT          OF        FAIR/CONTRACT
                                                                 SHARES           VALUE            SHARES           VALUE

      *  JP Morgan Stable Value Fund, contract value              735,988      $83,884,604          751,445      $80,964,073
          Barclays Global Investors S&P 500 Stock Fund            790,896       25,712,013          695,624       17,613,192
      *  American Century Growth Fund                           1,202,594       21,730,871        1,243,740       18,034,231
      *  American Century Heritage Fund                         2,106,131       23,504,422        2,282,053       20,903,604
      *  American Century Strategic Alloc: Moderate Fund        2,556,478       16,233,636        2,513,499       13,195,870
          PIMCO Capital Appreciation Fund                       1,871,286       29,734,734        1,982,429       24,859,663

      Those investments marked with an asterisk (*) represent permitted party-in-interest accounts.



      During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $44,750,836 as follows:

      Mutual Funds                                 $33,764,935
      Participant Directed Brokerage Accounts        1,292,990
      JP Morgan Stable Value Fund                       21,431
      Common Collective Trust                        9,671,480
                                                   -----------
                                                   $44,750,836
                                                   -----------


7.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, all benefits will be distributed to participants and beneficiaries in proportion to their respective account balances.

8.    TRANSFER

      The Company acquired BoatVenture. The assets of BoatVenture were merged into the Plan in February 2003.

                                     ******

                              SUPPLEMENTAL SCHEDULE

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV,  LINE 4I--SCHEDULE OF ASSETS (HELD AT END OF
YEAR)
DECEMBER 31, 2003
--------------------------------------------------------------------------------

                                                                        (c)
                 (b)                                      DESCRIPTION OF INVESTMENT INCLUDING                             (e)
      IDENTITY OF ISSUER, BORROWER,                   MATURITY DATE, RATE OF INTEREST, COLLATERAL,                      CURRENT
(a)      LESSOR OR SIMILAR PARTY                               PAR OR MATURITY VALUE                                     VALUE

      MUTUAL FUNDS:
  *     American Century                                 Small Cap Value, 847,916 shares                           $     7,792,352
  *     American Century                                 Growth, 1,202,594 shares                                       21,730,871
  *     American Century                                 Heritage, 2,106,131 shares                                     23,504,422
  *     American Century                                 International Growth, 1,767,387 shares                         14,033,053
  *     American Century                                 Strategic Alloc: Aggr, 152,187 shares                           1,062,266
  *     American Century                                 Strategic Alloc: Cons, 232,758 shares                           1,275,513
  *     American Century                                 Strategic Alloc: Mod, 2,556,478 shares                         16,233,636
        Franklin                                         Small Cap Growth, 387,944 shares                               11,723,664
        Lord Abbett                                      Affiliated--Class A, 650,541 shares                             8,814,836
        MFS                                              Investors Growth Stock, 913,268 shares                         10,338,188
        Neuberger & Berman                               Genesis Trust, 400,410 shares                                  14,827,192
        PIMCO                                            Capital Appreciation, 1,871,286 shares                         29,734,734
        PIMCO                                            Total Return, 1,082,885 shares                                 11,597,693
                                                                                                                   ---------------

                 Total Mutual Funds                                                                                    172,668,420
                                                                                                                   ---------------

      COMMON COLLECTIVE TRUST:
        Barclays                                         EAFE Equity Index, 241,434 shares                               2,107,720
        Barclays                                         Extended Equity Market, 330,805 shares                          4,426,168
        Barclays                                         Global Investors S&P 500 Stock, 790,896 shares                 25,712,013
        Barclays                                         Lehman Aggregate Bond Index, 284,493 shares                     3,465,124
                                                                                                                   ---------------

                 Total Common Collective Trust                                                                          35,711,025
                                                                                                                   ---------------


      JP MORGAN STABLE VALUE FUND:
        U.S. Government and Agency Securities:
        U.S. Government                                  Treasury Note (1.625%, due 9/30/05)                               259,855
        Guaranteed Investment Contracts:
        Aegon                                            Contract MDA00098FR; various due dates                          2,534,938
        Canada Life                                      Contract P46053; various due dates                              1,396,904
        GE Life Annuity                                  Contract GS3546; various due dates                              2,353,084
        GE Life Annuity                                  Contract GS3548; various due dates                              2,337,094
        Hartford Life                                    Contract 10450; various due dates                               3,305,953
        Ohio National Life Insurance Company             Contract GP5341; various due dates                              2,014,921
        Ohio National Life Insurance Company             Contract GP5345; various due dates                              2,371,276
        Principal Life                                   Contract 4-44301; various due dates                             2,536,563
        Safeco                                           Contract 1068900; various due dates                             1,556,348
        Travelers                                        Contract 18045; various due dates                               2,055,834
        United of Omaha                                  Contract 12155; various due dates                               2,121,978
        Synthetic Investment Contracts:
  *     JP Morgan                                        Liquidity Fund, 1,343,351 shares                                1,343,351
  *     JP Morgan                                        Mortgage Private Placement Fund, 879,988 shares                17,969,354
  *     JP Morgan                                        Public Bonds Fund, 2,120,689 shares                            38,511,715
  *     JP Morgan                                        Public Mortgage Fund, 166,904 shares                            2,959,208
  *     JP Morgan                                        Synthetic Contract Wrapper                                     (1,743,772)
                                                                                                                   ---------------

                 Total JP Morgan Stable Value Fund                                                                      83,884,604
                                                                                                                   ---------------

      BROKERAGE ACCOUNTS:
  *     American Century Brokerage Accounts              Various investments                                             4,644,302
  *     The Reynolds and Reynolds Company                Common stock, 4,980 shares                                        125,787
                                                                                                                   ---------------

                 Total Brokerage Accounts                                                                                4,770,089
                                                                                                                   ---------------

      PARTICIPANT LOANS                                  Interest rates ranging from 5% to 10%                          10,756,108
                                                                                                                   ---------------

        TOTAL                                                                                                        $ 307,790,246
                                                                                                                   ===============


  *  Party-in-interest.
  Column (d) has been omitted because it is not applicable.

SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit Plan) have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                       THE REYNOLDS AND REYNOLDS

                                       COMPANY 401(K) SAVINGS PLAN




                                       /s/ Dale L. Medford